
August 11, 2014

<u>Via E-mail</u>
Simos Spyrou
Chief Financial Officer
Star Bulk Carriers Corp.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece

   Re: **Star Bulk Carriers Corp.**
     Form 20-F for the period ended December 31, 2013
     Filed March 21, 2014
     File No. 001-33869

Dear Mr. Spyrou:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief